Exhibit 99.1

AuRico Gold Reports First Quarter Financial Results; Company-Wide Production of 54,027 Gold Ounces at Cash Costs of $696 per Ounce and Reconfirms Annual Guidance; Declares Dividend

Young-Davidson Achieves Record Underground Productivity of 4,900 tonnes per day in April

TORONTO, May 6, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced first quarter financial results. For the first quarter of 2015, the Company has delivered another solid quarter of operational and financial results. The continued success of the ramp-up of the Young-Davidson underground mine will underpin the period-over-period production growth expected throughout the year, with the underground operation favourably exceeding plan and reporting an impressive 4,900 tonnes per day in April. The Company will host a conference call on Thursday, May 7, 2015 beginning at 8:30 a.m. Eastern Time (details below).

All amounts are in U.S. dollars unless otherwise indicated. This release contains forward looking information and reference is made to the cautionary statement below.

To view "Young-Davidson Quarterly Gold Production", please click: http://files.newswire.ca/975/YDQuarterlyAuProduction.pdf

First Quarter 2015 Operational Results

	Q1/13	Q2/13	Q3/13	Q4/13	Q1/14	Q2/14	Q3/14	Q4/14	Q1/15
Young-Davidson
Gold ounces produced[1]	28,281	29,252	30,099	33,106	35,104	40,166	40,538	40,945	38,098
Underground cash costs per gold oz	-	-	-	$663	$808	$803	$656	$656	$677
Open pit cash costs per gold oz.	$694	$716	$666	$983	$1,350	$974	$923	$994	$1,149
Total cash costs per gold oz2	$694	$716	$666	$850	$1,009	$871	$723	$719	$745
All-in sustaining costs per gold oz2	$1,059	$1,254	$1,357	$1,270	$1,315	$1,144	$959	$912	$987
Underground mine
Tonnes mined per day	1,130	1,611	1,417	2,590	2,611	3,595	3,753	4,140	4,130
Grades (g/t)	2.7	2.5	2.8	3.1	2.8	3.3	3.1	3.0	3.0
Development metres	1,941	2,445	2,620	2,986	3,772	3,545	3,269	3,438	3,409
Mill processing facility
Tonnes processed per day	6,466	7,017	6,747	6,969	7,163	8,230	7,670	7,757	7,186
Grades (g/t) (incl. open pit stockpile)	1.8	1.7	1.7	2.0	1.8	2.2	1.9	2.0	2.0
Recoveries (%)	86%	85%	89%	88%	87%	88%	90%	88%	86%
El Chanate
Gold ounces produced	17,889	18,751	18,804	16,420	19,110	16,032	16,499	15,638	15,929
Total cash costs per gold oz.[2]	$563	$602	$588	$615	$586	$618	$663	$816	$585
All-in sustaining costs per gold oz2	$772	$806	$681	$726	$1,038	$975	$1,110	$1,363	$1,043
Open pit tonnes mined per day	106,319	98,928	87,336	98,487	95,402	93,808	94,643	89,602	88,725
Consolidated Results
Gold ounces produced[1]	46,170	48,003	48,903	49,526	54,214	56,198	57,037	56,583	54,027
Total cash costs per gold oz.[2]	$635	$655	$628	$771	$870	$801	$706	$746	$696
All-in sustaining costs per gold oz2	$1,090	$1,189	$1,210	$1,232	$1,390	$1,191	$1,101	$1,129	$1,093

1.	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production in the underground mine on October 31, 2013.
2.	Represents a non-GAAP measure. See page 16 of the Company's Q1 2015 Management's Discussion & Analysis for further information. Cash costs and all-in sustaining costs are prior to inventory net realizable value adjustments & reversals. For Young-Davidson, gold ounces for cash costs purposes include ounces produced for 2013, and ounces sold in 2014 and 2015. For El Chanate and on a consolidated basis, gold ounces for cash cost purposes include ounces sold. Pre-production ounces produced at Young-Davidson are excluded from ounces produced as these ounces were credited against capitalized project costs when sold.

Financial Highlights

(in thousands, except per share amounts)	Quarter Ended March 31, 2015	Quarter Ended March 31, 2014
Revenue from mining operations	$65,359	$70,953
Adjusted net loss (1)	($7,641)	($7,608)
Adjusted net loss per share, basic(1)	($0.03)	($0.03)
Net loss	($35,258)	($28,891)
Net loss, basic	($0.14)	($0.12)
Adjusted operating cash flow(1)	$16,948	$13,469
Adjusted operating cash flow, per share(1)	$0.07	$0.05

(1)	See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.

Operational Highlights

	Quarter Ended March 31, 2015			Quarter Ended March 31, 2014
	Young- Davidson	El Chanate	Total	Young- Davidson	El Chanate	Total
Gold ounces produced	38,098	15,929	54,027	35,104	19,110	54,214
Underground cash costs per ounce(1)(2)	$677	-	$677	$808	-	$808
Open pit cash costs per ounce(1)(2)	$1,149	$585	$724	$1,350	$586	$914
Total cash costs per ounce(1)(2)	$745	$585	$696	$1,009	$586	$870

(1)	Cash costs are prior to inventory net realizable value adjustments, where applicable. See the Non-GAAP Measures section on page 16 of the Management's Discussion and Analysis for the three months ended March 31, 2015.
(2)	For the three months ended March 31, 2015 and 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines.

"We have reported a solid start to the year by delivering another quarter of strong performance from the cornerstone Young-Davidson mine and have demonstrated an impressive start to the second quarter with Young-Davidson reporting underground productivity of 4,900 tonnes per day in April, near the mid-point of our year-end target." stated Scott Perry, CEO of AuRico Gold. He continued, "During the quarter the Company also announced a merger of equals with Alamos Gold, which represents a transformational and logical business combination that will create a new leading intermediate gold producer with three low-cost producing mines, a significant organic growth profile, all of which is underpinned by a solid balance sheet. Shareholders will also benefit from the creation of AuRico Metals as they retain ongoing exposure to significant, unlocked value in the highly prospective Kemess project, and stable, diversified sources of royalty revenue."

Corporate Update

•	On April 13, 2015 the Company announced that it had entered into a definitive agreement with Alamos Gold Inc. to combine the respective companies by way of a plan of arrangement, creating a new leading intermediate gold producer with a diversified asset base that includes three low-cost producing mines, a significant organic growth profile, a pipeline of high-quality development projects, all of which is underpinned by a solid balance sheet and led by an experienced and proven management team. The combined company will operate under the name Alamos Gold. The merger is subject to shareholder and other applicable regulatory approvals and satisfaction of other customary conditions. The merger is expected to close mid-year, 2015.

In addition, a new company to be named AuRico Metals Inc., will be created to hold AuRico's Kemess project, a 1.5% net smelter return royalty ("NSR") on the Young-Davidson mine, AuRico's Fosterville and Stawell NSR royalties, and will be capitalized with $20 million of cash. Upon completion of the merger, MergeCo will own a 4.9% equity interest in AuRico Metals. The remaining shares of AuRico Metals will be distributed evenly to former Alamos and AuRico shareholders.
•	On April 20, 2015 the Company announced the closing of a non-brokered private placement pursuant to which Alamos Gold subscribed for approximately 27.9 million common shares of AuRico, representing approximately 9.9% of AuRico's outstanding common shares after giving effect to the private placement. The common shares were acquired at a price of $2.99 per share, equal to AuRico's closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately $83.3 million.

Young-Davidson Update

•	At the end of the quarter, the Young-Davidson mine had achieved more than 2 years (3 million man hours) of lost time incident free operations.
•	Production for the quarter was 38,098 gold ounces, which included 9-days of scheduled downtime for a full mill reline and other ancillary work. Following the completion of these scheduled maintenance works, gold recovered in March increased to 13,850 ounces and further increased to approximately 14,000 ounces in April. Production is expected to continue increasing quarter over quarter as the underground mine ramps-up to 6,000 tonnes per day at the end of 2015. Gold production in the second quarter is expected to increase to approximately 42,000 gold ounces.
•	In Q1, the operation successfully completed a full, mill liner change-out whereby the previous steel based liners have been replaced with a combination steel and rubber lining system. Performance to date supports the expectation that the new liners will have a considerably longer life, which will increase overall plant availability through the potential elimination of one scheduled mill reline per calendar year.
•	Underground cash costs, which includes additional costs related to the planned mill reline completed in the quarter, were $677 per gold ounce ($592 per ounce in March), in-line with guidance. Cash costs are expected to further decline throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity.
•	During the quarter, the operation reported all-in sustaining costs of $987 per ounce, which are expected to decline quarter-over-quarter as production ramps up to planned levels.
•	During the quarter, underground mine productivity favourably exceeded guidance, averaging approximately 4,130 tonnes per day (4,900 tonnes per day in April) at grades that continue to report higher than overall reserve grade estimates. With underground productivity currently exceeding guidance levels, the operation is well positioned to achieve the 2015 year-end target of 6,000 tonnes per day and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.
•	Underground unit mining costs declined to approximately $39 per tonne in the first quarter ($34 per tonne in March), on track to favourably exceed year-end target levels.
•	The operation completed 3,409 metres of underground development advance during the quarter, with a record level of development achieved by the internal work force. The Company will continue to advance underground development along with a corresponding focus on increasing the proportion of development completed by the internal work force to best position the mine for sustainable, cost effective productivity improvements in 2015 and beyond.
•	During the quarter, the mill facility averaged 7,186 tonnes per day, including 9-days of downtime for a full mill facility reline and other ancillary work. Following the completion of these planned maintenance work programs, mill throughput averaged 8,330 tonnes per day for the month of March (8,073 tonnes per day in April). Mill productivity is expected average approximately 8,000 tonnes per day going forward.
•	Approximately 2.2 million tonnes of open pit ore, at an average grade of approximately 0.75 grams per tonne, is stockpiled ahead of the mill facility for future processing. As the related mining costs associated with the open pit stockpile were expended in prior periods, the processing of this ore will favourably augment the mine's free cash flow profile going forward.
•	Sinking of the historical MCM shaft remains ahead of schedule and was within 60 metres of the ultimate depth as of the end of the first quarter, which is expected to advance the timing to complete the final leg of the Northgate production shaft to its ultimate depth and potentially provide earlier access to the lower mine.

El Chanate Update

•	During the quarter, the open pit mining rate averaged 88,725 tonnes per day. Capitalized stripping requirements decreased in the latter part of the quarter and are expected to further decrease in the second half of the year. Open pit grades returned to reserve grade levels in March.
•	During the quarter, the operation produced 15,929 gold ounces, with production returning to normalized levels in March (6,373 ounces) and April (approximately 7,900 ounces). Gold production in the second quarter is expected to increase to more than 20,000 gold ounces.
•	During the quarter, cash costs were $585 per gold ounce, favourably exceeding expectations.
•	All-in sustaining costs for the quarter were $1,043 per gold ounce.

Adjusted Net Earnings Reconciliation

	Quarter Ended	Quarter Ended
(in thousands, except per share metrics)	March 31, 2015	March 31, 2014
Net loss	($35,258)	($28,891)
Adjustments:
Deferred income tax expense related to foreign exchange	26,363	4,278
Foreign exchange losses	3,878	2,430
Gain on termination of retained interest royalty	(5,215)	-
Impairment charge on exploration property	3,175	-
Gain on prepayment option embedded derivative	(3,749)	-
Loss on convertible notes tender offer	-	15,645
Loss on corporate restructuring	-	2,716
Unrealized and realized gain on investments	-	(5,810)
Other (including tax effect of adjustments)	3,165	2,024
Adjusted net loss	($7,641)	($7,608)
Adjusted net loss, per share	($0.03)	($0.03)

Adjusted Operating Cash Flow Reconciliation

	Quarter Ended	Quarter Ended
(in thousands, except per share metrics)	March 31, 2015	March 31, 2014
Operating cash flow	$14,032	$24,491
Add back: Non-cash change in operating working capital	2,916	(11,022)
Adjusted operating cash flow	$16,948	$13,469
Adjusted operating cash flow, per share	$0.07	$0.05

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

	Quarter Ended	Quarter Ended
(in thousands)	March 31, 2015	March 31, 2014
EBITDA	$21,186	($1,899)
Add back:
Exploration	9	8
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	2,677	17,578
Adjusted EBITDA	$23,872	$15,687

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, adjusted operating cash flow, EBITDA and Adjusted EBITDA in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS" or "GAAP"). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and EBITDA are reconciled to the Company's financial statements beginning on page 16 of the Company's Management's Discussion and Analysis for the three months ended March 31, 2015.

Adjusted net earnings is comprised of net earnings, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on derivatives, unrealized and realized gains and losses on investments, corporate restructuring costs, gains on the retained interest royalty, losses on the convertible notes tender offer, impairment charges, and other non-recurring items do not reflect the underlying operating performance of the Company's core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables. Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

Adjusted EBITDA represents EBITDA, adjusted for exploration expense and other non-cash items included in earnings. While the adjustments to net earnings in this measure includes items that are recurring, adjusted EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Company's website at www.auricogold.com or under the Company's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml ("Edgar").

Q1 2015 Dividend Declared

The quarterly dividend is linked to operating cash flow ("OCF"), whereby the Company pays out 20% of the OCF generated in the preceding quarter, divided by the Company's outstanding common shares at the time the dividend is approved. On May 6, 2015, the Board of Directors declared the Company's quarterly dividend payment of $0.01 per share for the first quarter ended March 31, 2015, payable on June 2, 2015 to shareholders of record at the close of business on May 19, 2015.

Upcoming News Flow

•	Closing of the Merger Agreement with Alamos Gold Inc. (mid-year, 2015)
•	Listing of AuRico Metals (mid-year, 2015)

Webcast and Conference Call

A webcast and conference call will be held on Thursday, May 7, 2015 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results. Please ask to be placed into the AuRico Gold 2015 First Quarter Results Conference Call.

Conference Call Access

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1510135/1683431.

Archive Call Access
If you are unable to attend the conference call, a replay will be available until midnight, May 14, 2015 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #18634127
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #18634127

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1510135/1683431.

Annual General and Special Meeting

AuRico Gold's 2015 Annual General and Special Meeting for shareholders will be held on Thursday, May 7, 2015 at 10:00 a.m. Eastern Time, at the Toronto Region Board of Trade, 77 Adelaide St., W., Toronto, ON M5X 1C1.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" as defined under Canadian and U.S. securities laws. All statements in this press release, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "contemplate", "may", "could", "will", "intend", "estimate", "forecast", "target", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this press release include, without limitation, those under the headings , "Young-Davidson Highlights" and "El Chanate Highlights" which include, without limitation, statements with respect to our expectations on underground productivity levels, underground unit mining cost, underground development, mill facility processing rate, cash flow, free cash flow, cash costs, information as to our strategy, plans and future financial and operating performance, such as our expansion plans, project timelines, production plans, projected cash flows or capital expenditure levels, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express our expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to:  changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under "Risk Factors" in the Company's most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the assumptions set forth in our most recent Form 40-F/Annual Information Form. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

In particular, forward-looking information included in this document includes, but is not limited to: (1) production estimates and production growth rates, which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; (2) capital expenditures and other cash costs, which assume foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance, the need to hire external resources and accelerated capital plans; (3) profits and free cash flow, which assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments, (4) reserves and resources which are forward looking statements by their nature involving implied assessment, and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates, and (5) the proposed merger with Alamos, which is subject to shareholder and other applicable regulatory approvals, and satisfaction of other customary conditions.

There can be no assurance that forward-looking statements or information will prove to be accurate, accordingly, investors should not place undue reliance on the forward-looking statements or information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2015/05/06/20150506_C4247_PDF_EN_16326.pdf

%CIK: 0001078217

For further information: please visit the AuRico Gold website at www.auricogold.com or contact: Scott Perry, President and Chief Executive Officer, AuRico Gold Inc., 1-647-260-8880; Anne Day, Vice President, Investor Relations and Communications, AuRico Gold Inc., 1-647-260-8880

CO: AuRico Gold Inc.

CNW 19:10e 06-MAY-15